Filed Pursuant to Rule 433

Registration No. 333-186984

November 14, 2013

FINAL TERM SHEET

(To Preliminary Prospectus Supplement dated November 14, 2013)

Issuer:	Wisconsin Public Service Corporation

Security:	Senior Notes, 4.752% Series Due November 1, 2044

Expected Ratings:*	Aa3/A (Moody’s/Standard & Poor’s)

Size:	$450,000,000

Initial Public Offering Price:	100%

Maturity Date:	November 1, 2044

Treasury Benchmark:	2.875% due May 15, 2043

US Treasury Yield:	3.852%

Spread to Treasury:	T+ 90 basis points

Re-offer Yield:	4.752%

Coupon:	4.752%

Optional Redemption Terms:	Make-whole call at any time prior to May 1, 2044 at the Treasury Rate plus 15 basis points. Callable on or after May 1, 2044 at par.

Interest Payment Dates:	November 1 and May 1 of each year, beginning May 1, 2014

Format:	SEC Registered

Denominations:	$1,000 and any integral multiple thereof

CUSIP/ISIN:	976843BJ0/US976843BJ00

Trade Date:	November 14, 2013

Expected Settlement Date:	November 21, 2013 (T+5)

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Mizuho Securities USA Inc. Scotia Capital (USA) Inc. Goldman, Sachs & Co. Mitsubishi UFJ Securities (USA), Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	Comerica Securities, Inc. Fifth Third Securities, Inc. Huntington Investment Company PNC Capital Markets LLC Wedbush Securities Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611; Mizuho Securities USA Inc., toll-free at 1-866-271-7403; Scotia Capital (USA) Inc. (Fixed Income Syndicate) toll-free at 1-800-372-3930; Goldman, Sachs & Co. toll-free at 1-866-471-2526 (or by requesting a copy by e-mail at prospectus-ny@ny.email.gs.com); Mitsubishi UFJ Securities (USA), Inc. toll-free at 1-877-649-6848; or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.